

Cindy Belardo (she/her/ella) (She/Her) • You
Co-Founder, CEO at Sunny | Author | TEDx Spe...
3w • Edited •



Hello there 👋

We've been hard at work healing, prioritizing, building and dreaming for the future of Sunny ☀️ I thought I'd share some updates with you all:

💙 I won SECOND PRIZE of $2,000 at the 2024 FORGE Spring Startup Showcase for the innovative Sunny Cup + Applicator! 🎉

💜 We've already raised $7,400 through our Wefunder - check it out and continue to share here: https://lnkd.in/euKRz-z5

💛 We have a strong plan underway which focuses all resources to address manufacturing improvements that will support current and future customers

❤️ Actively taking calls with supply chain, medical device and CPG experts and investors, please reach out to me via LinkedIn!

#startup #periodcare #sunnycup #menstrualcup #39BillionDollarIndustry #fundraise #wefunder

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.